Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Document Security Systems, Inc. on Form S-4 of our report dated September 11, 2012, which includes an explanatory paragraph as to Lexington Technology Group, Inc. and Subsidiary’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of Lexington Technology Group, Inc. and Subsidiary as of June 30, 2012 and for the period ended from May 10, 2012 (inception) through June 30, 2012 which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

November 23, 2012